UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File No. 001-16831

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR
PARTICIPATING AFFILIATES IN PUERTO RICO
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Participants and Administrator of the
Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Davidson, North Carolina
We have audited the accompanying statements of net assets available for benefits of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included a consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements of the Plan, referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2012 and supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cherry Bekaert LLP
Charlotte, North Carolina
June 28, 2013

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets
Plan's interest in Savings Plan Master Trust (Note 4), at fair value	$19,811,495	$16,529,946
Receivables
Notes receivable from participants	877,175	956,305
Contributions receivable from participants	19,905	11,944
Contributions receivable from employer	16,616	10,298
Total receivables	913,696	978,547
Net assets available for benefits	$20,725,191	$17,508,493
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011

	2012	2011
Additions (reductions) to net assets attributed to:
Interest income on notes receivable from participants	$34,059	$41,406
Plan's interest in investment income (loss) of the Savings Plan Master Trust (Note 4)	2,973,073	(1,584,097)
Contributions
Employer	716,190	663,035
Participants	834,432	754,786
Participants rollover	112,771	11,944
Total additions (reductions)	4,670,525	(112,926)
Deductions from net assets attributed to:
Benefits paid to participants	1,448,683	1,382,542
Administrative expenses	5,144	7,500
Total deductions	1,453,827	1,390,042
Net increase (decrease) in net assets	3,216,698	(1,502,968)
Net assets available for benefits
Beginning of year	17,508,493	19,011,461
End of year	$20,725,191	$17,508,493
The accompanying notes are an integral part of these financial statements.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

1	Description of the Plan
The following brief description of the Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Thermo King Puerto Rico Manufactura, Inc., a subsidiary of Ingersoll-Rand plc covering all full-time regular employees of Thermo King Puerto Rico Manufactura, Inc. and participating affiliates who work and reside in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On June 5, 2008, Ingersoll-Rand Company Limited (the predecessor to Ingersoll-Rand plc) acquired Trane Inc. and on December 31, 2009, all assets, including participant loans, of the employees participating in the Trane Savings Plan from Trane Puerto Rico Inc. were merged into the Plan. Thermo King Manufactura, Inc. and its participating affiliates, including Trane Puerto Rico Inc. are referred to herein as the "Company".
On June 8, 2012, the IR-plc Board of Directors approved amendments to the retirement plans for certain U.S. and Puerto Rico non-bargained employees, including amendments to the Plan. The amendments provided that the eligible non-bargained employees hired prior to July 1, 2012 were given a choice of remaining in their respective defined benefit plan until the plan freezes on December 31, 2022 or freezing their accrued benefits in their respective defined benefit plan as of December 31, 2012 and receiving an additional 2% non-matching company contribution into the Plan. Eligible employees hired or rehired on or after July 1, 2012 will automatically receive the 2% non-matching company contribution into the Plan in lieu of participating in the defined benefit plan. Beginning January 1, 2023, all eligible employees will receive the 2% non-matching contribution into the Plan.
Fidelity Management Trust Company (“Fidelity”) is the Plan’s recordkeeper and custodian. Banco Popular de Puerto Rico (“BPPR”) serves as trustee for the Plan. The Plan’s assets are part of the Ingersoll-Rand Company Savings Plan Master Trust (“Savings Plan Master Trust”) maintained by Fidelity.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof. The Ingersoll-Rand plc Benefits Design Committee approves recommended design changes to the Plan and the Ingersoll-Rand plc Benefits Investment Committee selects and approves the Plan’s investment options, which may not include all assets held within the Savings Plan Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Contributions
Plan participants may elect to contribute on a pre-tax basis from 1% to 50% (previously from 1% to 10%) of their total compensation including certain bonuses subject to the limits imposed by Section 1165(e)(7)(A) of the Puerto Rican Internal Revenue Code. The participants may also elect to contribute on an after-tax basis from 1% to 10% of their total compensation including bonuses as an additional supplementary contribution. The Company contributes an amount equal to 100% of the employee’s contribution not to exceed 6% of total compensation for a participating employee. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to various limitations to ensure compliance with the requirements of the Puerto Rican Internal Revenue Code. Participants may change their contribution amounts in accordance with the administrative procedures established by the Committee. Participants who were hired or rehired on or after July 1, 2012 receive a non-matching company contribution of 2% of eligible compensation in lieu of participating in a defined benefit plan. All company contributions are made in cash and invested in the same manner as the participant contributions; if a participant does not have an investment election on file, company contributions are invested in the Plan's default investment fund which is the target date retirement fund.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. Each participant’s account is charged with withdrawals and allocations of (a) Plan losses and (b) applicable administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

participant is entitled is the benefit that can be provided from the vested participant’s account. The net income of the Plan is credited to the participants’ accounts on a daily basis.
Vesting
Participants are entitled to the benefits that can be provided from their vested account. Participants are immediately vested in their contributions and Company match plus actual earnings thereon. Company basic contributions made under the Trane Savings Plan and merged into the Plan on December 31, 2009 remain subject to a three year vesting schedule as are Company basic contributions made to Trane union employees under the Plan. Company non-matching contributions are vested after 3 years of service or upon attainment of age 65, death or disability while employed.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their total eligible account balance. Loans bear interest at a fixed rate which is equal to the prime rate as quoted by Fidelity Management Trust Company (“Fidelity”) on a monthly basis, plus 1%. At December 31, 2012, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Loan terms range from one to five years. Effective January 1, 2010, a loan to acquire a principal residence may be for a term of up to 15 years. The loans are collateralized by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.
Forfeited Accounts
Forfeited contributions are used to reduce future employer matching contributions. At December 31, 2012 and 2011, forfeited non-vested balances were $2,039 and $1,886, respectively. No forfeited non-vested balances were used to reduce employer contributions during the year ended December 31, 2012 and 2011.
Payment of Benefits
Plan distributions may be in the form of a lump sum or in installments in such other manner that the Plan may permit. The participants may, at their option, make withdrawals from the Plan, subject to certain limitations as to purpose and amount. In the case of an employee’s termination because of death, the entire account balance is paid to the designated beneficiary under the Plan or, if none is designated, then to the decedent’s estate. In case of termination because of any reasons other than death, the participant is entitled to the vested balance.

2	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Valuation of Investments
Plan assets are included in the Savings Plan Master Trust, which provides unified investment management. Fidelity invests Plan assets in various trust investment options at the direction of Plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
Investments in the Savings Plan Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodians. See Notes 3 and 4 for discussion of fair value measurements of the investments.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

Certain management fees and expenses charged to the Plan for the investment in the Savings Plan Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation and depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2012 and 2011. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Savings Plan Master Trust are paid for by the Company or through offsets and/or payments which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options and are excluded from these financial statements. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and fees related to investments in the brokerage accounts are paid for by the participant and are included in these financial statements.
Payment of Benefits
Benefits to participants are recorded when paid.
Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified by the Puerto Rico Treasury Department.
Reclassifications
Certain reclassifications have been made to the prior periods presented in the financial statements to conform to the current year presentation.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. Not all assets held in the Savings Plan Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011. There have been no significant transfers between Level 1 and Level 2 categories.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Savings Plan Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.

Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange or active market, which represent the daily NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Plan’s investment in common collective trusts are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the daily NAV of the funds in which the Savings Plan Master Trust participates at year end. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in Savings Plan Master Trust
The Plan’s investments are in the Savings Plan Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company or other affiliated companies of Ingersoll-Rand plc. The assets of the Savings Plan Master Trust and participant loans are held by Fidelity. Each participating retirement plan has an undivided interest in the Savings Plan Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Savings Plan Master Trust on the basis of the adjusted value of each plan at each measurement date. At December 31, 2012 and 2011, the Plan had a 0.60% and 0.56% participation, respectively, in the Savings Plan Master Trust.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

Summarized Savings Plan Master Trust information follows:

	2012	2011
Investments, at fair value
Money market portfolio	$151,330,645	$150,984,577
Mutual funds	1,275,790,709	1,079,238,368
Common collective trusts	767,327,600	869,210,492
Self-directed brokerage accounts	220,382,856	196,368,361
Ingersoll-Rand Stock Fund	871,016,942	656,044,168
Net assets available for benefits	$3,285,848,752	$2,951,845,966

Net realized and unrealized (depreciation) appreciation of investments and interest and dividend income for the Savings Plan Master Trust for the years ended December 31 are as follows:

	2012	2011
Investment income:
Net appreciation (depreciation) in fair value of investments
Mutual funds	$137,288,776	$(63,544,009)
Self-directed brokerage accounts	17,780,112	(10,515,637)
Common collective trusts	88,550,828	7,486,883
Ingersoll-Rand Stock Fund	345,923,346	(343,851,252)
	589,543,062	(410,424,015)
Interest and dividend income	59,790,393	42,021,998
Total investment income (loss)	$649,333,455	$(368,402,017)

The following table sets forth by level, within the fair value hierarchy, the Savings Plan Master Trust assets as of December 31, 2012 and 2011:

Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust

Money market portfolio	$151,330,645	$—	$—	$151,330,645
Mutual funds:
Domestic equity funds	668,405,643	—	—	668,405,643
International equity fund	122,933,855	—	—	122,933,855
Fixed income funds	322,887,137	—	—	322,887,137
Index funds	161,564,074	—	—	161,564,074
Self-directed brokerage accounts	220,382,856	—	—	220,382,856
Common collective trusts:
Index funds (1)	—	51,745,319	—	51,745,319
Target date retirement funds (2)	—	715,582,281	—	715,582,281
Ingersoll-Rand Stock Fund (3)	—	871,016,942	—	871,016,942
Total assets at fair value	$1,647,504,210	$1,638,344,542	$—	$3,285,848,752
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$150,984,577	$—	$—	$150,984,577
Mutual funds:
Domestic equity funds	583,602,736	—	—	583,602,736
International equity fund	170,383,503	—	—	170,383,503
Fixed income funds	298,381,782	—	—	298,381,782
Index funds	26,870,347	—	—	26,870,347
Self-directed brokerage accounts	196,368,361	—	—	196,368,361
Common collective trusts:
Index funds (1)	—	157,300,110	—	157,300,110
Target date retirement funds (2)	—	711,910,382	—	711,910,382
Ingersoll-Rand Stock Fund (3)	—	656,044,168	—	656,044,168
Total assets at fair value	$1,426,591,306	$1,525,254,660	$—	$2,951,845,966

The Company revised the classification of items in the 2011 table to conform to the 2012 table classifications. Approximately $35 million of funds have been reclassified from Level 1 to Level 2 to better reflect the fact that these assets, which continue to be valued based on quoted market prices, are now held in a vehicle that is a common collective trust rather than a mutual fund. Fund categories have also been relabeled and reorganized for greater clarity.
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan, ERISA and the Puerto Rico Internal Revenue Code. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6	Risks and Uncertainties

Through the Savings Plan Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with the Plan’s investments, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Notes to Financial Statements
December 31, 2012 and 2011

7	Party-In-Interest
Certain Plan investments held in the Savings Plan Master Trust are shares of mutual funds, common/collective trusts and short-term investments managed by Fidelity, the Plan’s recordkeeper and trustee. These transactions qualify as permitted party-in-interest transactions.
Certain Savings Plan Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

8	Tax Status
The Puerto Rico Treasury Department has determined and informed the Company by a letter, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code. The effective date of this letter was October 4, 2011. In April 2013, an application for an updated determination letter for a restatement of the Plan executed on December 26, 2012 was submitted to the Puerto Rican Department of Treasury; however, the Company has not yet received the new letter.
The plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code. Therefore, no provision for income taxes has been included in the plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service or the Puerto Rican Department of Treasury. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9	Subsequent Events
In December 2012, the IR-plc's Board of Directors announced a plan to spin off the commercial and residential security businesses. The security businesses are being transferred to Allegion plc ("Allegion"), a newly created Irish company. The separation will result in two standalone companies: Ingersoll-Rand plc; and Allegion, a leading global provider of electronic and mechanical security products and services, delivering comprehensive solutions to commercial and residential customers. The completion of the spin-off is subject to certain customary conditions, including receipt of regulatory approvals, receipt of a ruling from the U.S. Internal Revenue Service as to the tax-free nature of the spin-off, as well as certain other matters relating to the spin-off: receipt of legal opinions, execution of intercompany agreements, effectiveness of appropriate filings with the SEC, and final approval of the transactions contemplated by the spin-off, as may be required under Irish law. There can be no assurance that any separation transaction will ultimately occur, or, if one does occur, its terms or timing. Upon completion of the spin-off, Allegion will become an independent publicly traded company and will form its own defined contribution plan(s) intended to be qualified under the section 401(a) of the IRC. The assets of all current and former employees of the Company that are determined to be part of the spin off to Allegion will be transferred into the newly formed Allegion defined contribution plan(s). The ordinary shares of IR-plc held in the Savings Plan Master Trust attributable to the Plan will be treated in the same manner as all other outstanding ordinary shares of IR plc on the record date for the distribution. For every three ordinary shares of IR plc held in an account in the Plan, the account will be credited with one ordinary share of Allegion on the distribution date. The Plan administrator expects the impact on the Plan to be limited to the impact to the ordinary shares of IR-plc held by participants.

Schedule I

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2012

Plan Sponsor: Employer Identification: Plan Number:	Thermo King Puerto Rico Manufactura, Inc. 25-1202929 077

(a)	Identity of issue, borrower lessor, or similar party (b)	Description of investment, including maturity date, rate of interest, collateral par, or maturity value (c)	Cost (d)	Current Value (e)
*	Plan’s interest in Savings Plan Master Trust	Master Trust, 0.60% participation	**	$19,811,495

***	Participant loans	Due 01/01/13 - 01/18/18 3.25% - 9.5%	**	877,175

	TOTAL ASSETS (Held at End of Year)			$20,688,670

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

Schedule II

Ingersoll-Rand Retirement Savings Plan for Participating Affiliates in Puerto Rico
Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2012

Plan Sponsor: Thermo King Puerto Rico Manufactura, Inc.
Employer Identification: 25-1202929
Plan Number: 077

Total That Constitutes Nonexempt Prohibited Transactions
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
		$3,193	$—	$—	—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INGERSOLL-RAND RETIREMENT SAVINGS PLAN FOR PARTICIPATING AFFILIATES IN PUERTO RICO

Date: June 28, 2013	By:	/s/ Sheila Savageau
	Name:	Sheila Savageau
	Title:	Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Cherry Bekaert LLP